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March 8, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Era Anagnosti, U.S. Securities and Exchange Commission

Re:                                                                             Henderson Group plc

Amendment No. 2 to the Draft Registration Statement on Form F-4

Submitted February 14, 2017

CIK No. 0001274173

Dear Ms. Anagnosti:

On behalf of our client, Henderson Group plc (“Henderson” or the “Company”), we hereby submit confidentially this letter which reflects responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of February 27, 2017 (the “Comment Letter”). Henderson has included, where relevant, responses and other changes forwarded to it by counsel to, and/or representatives of, Janus Capital Group Inc. (“Janus”). The Company previously confidentially submitted on February 28, 2017 a revised draft of the Company’s Registration Statement on Form F-4 (“Amendment No. 3”) to the Company’s draft registration statement on Form F-4 (the “Draft Registration Statement”), which was confidentially submitted to the Commission on EDGAR on November 23, 2016.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3.

* * * *

The Merger

Henderson Management Forecast, page 110 Discounted Cash Flow Analysis, page 118

1.                  We note your added disclosure in response to comment 5 including the statement on page 111 that the “summary of the Henderson Management Forecast is not being included in this proxy statement/prospectus to influence your decision whether to vote for the Janus merger proposal” and the statement on page 118 that the “summary of the Janus Management Forecast is not being included in this proxy statement/prospectus to influence your decision whether to vote for the Janus merger proposal.” As these statements appear to unduly limit a shareholder’s reliance on the registration statement disclosures, please remove or revise them as appropriate.

In response to the Staff’s comment the Company has revised the disclosure on pages 111 and 118 of Amendment No. 3.

Henderson Severance and Retention Programs, page 129

2.                  We note your response to comment 6 and we re-issue the comment regarding disclosure of substantial interests, direct or indirect, of the executive officers of Henderson, consistent with Item 18(a)(5) of Form F-4. In this regard we note that proxies are being solicited by both parties in the merger transaction, therefore Item 18 disclosure applies.

In response to the Staff’s comment, the Company will revise the disclosure under the heading “The Merger-Interests of Henderson Directors and Executive Officers in the Merger-Henderson Severance and Retention Programs” on page 129 to add the statement below.

“No executive director of Henderson has entered into an agreement entitling him to the payment of any severance or retention amount pursuant to the foregoing discretionary authority.”

Pre-Closing Dividends; Post-Closing Dividend Policy, page 143

3.                  In the third paragraph you disclose that both Henderson’s and Janus’ boards intend to declare and pay to their respective shareholders an interim dividend for the first quarter of the fiscal year ending December 31, 2017. To the extent known, please disclose whether the amount of dividend to be declared will be in line with what historically has been paid by each party in accordance with their existing dividend policies. In addition, please tell us whether the declaration of this interim dividend would trigger your disclosure obligation under Item 3(f) of Form F-4, and in particular Instructions to paragraphs (e) and (f) of Item 3.

In response to the Staff’s comment the Company respectfully submits that the amounts of the first quarter 2017 dividends to be paid by Janus and Henderson have not been determined at this time. The Company respectfully submits that it does not believe the declaration of first quarter 2017 dividends by Janus and Henderson will trigger disclosure obligations under Item 3(f) of

Form F-4 prior to closing of the merger. As a foreign private issuer, Henderson is not required to file first quarter interim financial statements. Henderson expects that Janus Henderson will file interim financial statements beginning with its 10-Q for the six months ended June 30, 2017.

4.                  In light of your disclosure that Janus Henderson is expected to continue to follow a progressive dividend policy, consistent with Henderson’s existing practice, please expand your disclosure to briefly describe this policy, as well as clarify the available and intended sources for dividend distribution.

In response to the Staff’s comment the Company respectfully submits that it is not able, at the present time, to provide additional detail on Janus Henderson’s dividend policy, as the Janus Henderson board has not yet come into office. The Company has revised the disclosure on pages 4, 36, 105 and 143 to state that Janus Henderson will seek to achieve a pay-out ratio for its dividends consistent with Henderson’s past practice. The Company has added disclosure on page 221 of Amendment No. 3 to clarify its available sources for dividend distributions.

Audited Consolidated Financial Statements of Henderson, page F-1

Consolidated Statement of Changes in Equity, page F-6

5.                    We note your response to comment 11 stating that you will seek an amendment to the articles of association permitting the adjustments relating to stock-based compensation plans to be recognized in additional paid in capital (APIC) and that the change in treatment will be adopted upon shareholder approval in April 2017. Please clarify the following:

•                                         Tell us how you plan to account for the change in treatment upon shareholder approval and ensure your disclosures appropriately describe the accounting treatment. For example, tell us if you plan to account for it prospectively, retrospectively and whether you intend to record a cumulative reclassification adjustment from retained earnings to APIC.

•                                         Tell us whether the Company’s current and proposed accounting treatment impacts your consolidated statement of comprehensive income or earnings per share amounts.

•                                         Quantify the net cumulative impact to retained earnings as of each reporting period resulting from the Company’s current presentation.

Once Henderson’s articles of association are amended, the Company will account for the change prospectively and will record a cumulative reclassification adjustment in relation to stock based compensation plans from retained equity to additional paid in capital. The adjustment is expected to be recorded in the second quarter of 2017. Henderson has included the following disclosure in its subsequent events note to confirm the treatment:

“On April 26, 2017 the Group will propose a change to its articles of association for approval from its shareholders. This will allow the Group to recognize movements in relation to stock based compensation plans in additional paid-in capital, rather than directly in retained earnings, which is the Group’s current policy. If the proposed changes to the articles of association are approved by the shareholders, then the existing accumulated balance in relation to stock-based compensation plans ($-92.9m at December 31, 2016) will be reclassified from retained earnings to additional paid-in capital in the second quarter of 2017.”

The current or proposed accounting treatment has no impact to the Group’s consolidated statement of comprehensive income or earnings per share amounts

The Group has included the following disclosure on the Statement of Changes in Equity:

“The Group has included in retained earnings $37.3m of costs and $11.0m of proceeds from stock-based compensation plans during the year ended December 31, 2016 ($43.6m and $15.6m respectively in the year ended December 31, 2015 and $43m and $12.0m respectively in the year ended December 31, 2014), as the Group’s articles of association do not allow the Group to recognize these items in ‘additional paid in capital.’ The accumulated balances in relation to stock-based compensation plans at December 31, 2016, 2105 and 2014 were: -$92.9m, -$66.7m and -$41.9m, respectively.”

***

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 230-4681 or send me an e-mail (Paul.Tropp@freshfields.com).

Sincerely,

/s/ Paul D. Tropp
Paul D. Tropp

cc:

Hugh West

Jessica Livingston

Robert Klein

(Securities and Exchange Commission)

Jacqui Irvine

(Henderson Group plc)

David W. Grawemeyer

(Janus Capital Group Inc.)

Peter D. Lyons

Matthew F. Herman

(Freshfields Bruckhaus Deringer US LLP)

Ralph Arditi

David C. Hepp

(Skadden, Arps, Slate, Meagher & Flom LLP)